April 26, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Jay Williamson

Re:	Blackstone Real Estate Income Fund – Amendment No. 9 to Registration Statement on Form N-2,
File Nos. 811-22900 and 333-196301
Blackstone Real Estate Income Fund II – Amendment No. 9 to Registration Statement on Form N-2,
File Nos. 811-22907 and 333-196300

Ladies and Gentlemen:

On behalf of Blackstone Real Estate Income Fund (“BREIF I”) and Blackstone Real Estate Income Fund II (“BREIF II”, and, together with BREIF I, the “Funds”), please find the following responses to the oral comments received on April 25, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to BREIF I’s and BREIF II’s above referenced registration statements (the “Registration Statements”), each filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2016 pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Investment Company Act”).

As discussed with the Staff, the Funds will reflect the disclosure changes relating to the Staff’s comments in their prospectus filings pursuant to Rule 497 of the Investment Company Act.

Registration Statement

Fee Table

1.	We note disclosure in the footnotes to the fee table relating to recoupment of reimbursed other expenses if the actual other expenses are below the expense limit. Please update this disclosure to note that if a lower expense limit is in place at the time of recoupment, such lower limit is applicable.

The Funds have revised their disclosure as follows:

“The Fund has agreed to repay these amounts, when and if requested by the Investment Manager, but only if and to the extent that Specified Expenses of the Fund (including the Fund’s pro rata share of the Master Fund’s Specified Expenses) are less than 0.35% (annualized) (or, if a lower expense limit is then in effect, such lower limit) within the three-year period after the Investment Manager bears the expense; provided, however, that the Investment Manager may recapture a Specified Expense in the same year it is incurred.”

2.	We note that the expense reimbursement/waiver obligation of the Investment Adviser expires on January 23, 2017, less than one year from when the prospectus will be effective. Please revise the table in BREIF II to reflect the gross amount of other expenses and limit the disclosure of the net other expenses after the reimbursement/wavier to the applicable footnotes.

BREIF II has revised its disclosure accordingly.

3.	Please ensure the total annual expenses in the Institutional Class I prospectus of BREIF II sum properly.

BREIF II advises the amounts in the table previously did not sum exactly due to rounding. BREIF II has revised its disclosure to show the amounts in the table to sum exactly.

In addition, each Fund hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the applicable Registration Statement effective, it does not foreclose the Commission from taking any action with respect to that Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve each Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please feel free to call Sarah Cogan or Benjamin Wells of Simpson Thacher & Bartlett LLP at (212) 455-3575 or (212) 455-2516.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP